Michael E. Tenta T: +1 650 843 5636 mtenta@cooley.com	VIA EDGAR

March 2, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Scot Foley

Re:	Aduro Biotech, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted January 28, 2015

CIK No. 0001435049

Dear Mr. Riedler:

On behalf of our client, Aduro Biotech, Inc. (“Aduro” or the “Company”), we are submitting this letter and the following information in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 10, 2015 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on January 28, 2015 (“Draft No. 2”).

Concurrently with the submission of this letter, the Company is submitting a Confidential Draft Registration Statement (“Draft No. 3”) in response to the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Draft No. 3.

Staff Comments and Company Responses

Prospectus Summary

Our Proprietary Technology Platforms and Pipeline, page 2

1.	We note that the table on page 88 still reflects undisclosed LADD and CDN programs. Please conform the table on page 88 to the table on page 4. Please amend both tables to move the bars for ADU-741 and ADU-214 back to the same endpoint as that of ADU-S100, as neither of those product candidates appears to have yet begun a Phase 1 clinical trial.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has conformed the tables on pages 4 and 85 by modifying the bar lengths for ADU-741 and ADU-214 accordingly.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

March 2, 2015

Page Two

Risks Related to the Development and Commercialization of Our Current and Future Product Candidates

“Our product candidates may cause undesirable side effects . . .,” page 17

2.	We note your response to prior comment 7. Please address here and in the disclosure on page 95 whether you believe the detection of lymphopenia as the most frequent adverse effect in patients treated with CRS-207 will alter your development plan for this product, as requested in our prior comment.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not plan to alter its development plan for CRS-207, including dosage and treatment regimen, based on the observed Grade 4 adverse events of lymphopenia. The presence and frequency of lymphopenia is expected based on prior nonclinical studies and the mechanism of action of CRS-207. In addition, the adverse effects of lymphopenia were transient and self-correcting. The Company has revised the disclosure on pages 16 and 93 as requested by the Staff.

Description of Capital Stock

Anti-Takeover Provisions, page 155

3.	We note that your amended and restated certificate of incorporation will include a provision requiring that Delaware be the sole and exclusive forum for shareholder litigation matters. Please amend your risk factors discussion to include a separate risk factor noting the specific types of actions subject to the exclusive forum provision. Please also highlight that such provisions may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has provided additional disclosure on pages 54 and 55, as requested, in response to the Staff’s comment.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Note 7. Convertible Preferred Stock, F-44

4.	Please refer to prior comment 24. We acknowledge the information provided in your response but continue to have difficulty in understanding your accounting treatment. In particular, the calculation on page 8 of your response does not appear to represent the difference between the net carrying value of the Notes at the extinguishment date and the price paid to reacquire these debt instruments. Please explain how your calculation complies with the methodology described in ASC 470-50-40-2. In addition, provide us the following information.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

March 2, 2015

Page Three

•	Provide us the calculation of the net carrying value of the Notes, including accretion, at the extinguishment date;

•	Explain how the allocation for repurchase of the beneficial conversion feature reflected the intrinsic value of the beneficial conversion feature embedded in the Notes at the extinguishment date. Provide us the calculation supporting this amount.

Response: The Company appreciates the Staff’s observations and the opportunity to clarify the accounting treatment resulting in the gain on extinguishment. Please note within our response below the Company has relied upon the defined terms as described within the response discussion of comment 24 to the Company’s January 27, 2015 letter to the Staff.

In the Company’s response letter to the Staff, it was communicated that the automatic conversion feature upon occurrence of the Next Financing at the Next Financing share price represented a redemption feature embedded within the Notes. The Company also referenced in the aforementioned letter that the Notes, upon a Sale Event or on the original maturity date of the Notes of May 30, 2014, automatically convert to Series B shares based on a fixed-price established at issuance of the Notes if the Notes are not redeemed pursuant to the Next Financing feature.

The Company applied the provisions of ASC 470-20-30 and recognized a beneficial conversion feature at the issuance date of the Notes, after assessing and concluding that the conversion options within the Notes were not to be bifurcated as embedded derivatives under ASC 815 and that the Notes were not within the Cash Conversion subsection of ASC 470-20.

On May 30, 2014, the date of the Series C Financing, the Notes were redeemed under the Next Financing redemption feature, whereby the investors received 6,199,217 shares of Series C preferred stock with a fair value of $13.4 million. Because the extinguishment was effected through the Next Financing redemption feature based on the fair value of the shares issued in that round of financing, the settlement of the Notes was treated as a share-settled debt extinguishment (as described in the Company’s prior response letter to the Staff). In considering the accounting upon extinguishment pursuant to ASC 470-50-40-2, the Company applied ASC 470-20-40-3 as the Notes contained a beneficial conversion feature that was recognized at issuance. ASC 470-20-40-3 states, in part:

If a convertible debt instrument containing an embedded beneficial conversion feature is extinguished before conversion, the amount of the reacquisition price to be allocated to the repurchased beneficial conversion feature shall be measured using the intrinsic value of that conversion feature at the extinguishment date. The residual amount, if any, would be allocated to the convertible security. Thus, the issuer shall record a gain or loss on extinguishment of the convertible debt security.

In consideration of the above guidance to the Company’s particular facts and circumstances, primarily that the fair value of the underlying Series B shares had increased while the Notes were outstanding, the Company noted the tentative conclusion reached in Issue 12(b) of EITF Issue 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, which states:

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

March 2, 2015

Page Four

Issue 12(b)—How the requirement to allocate a portion of the reacquisition price to the beneficial conversion option for convertible debt should be applied if the intrinsic value of that option at the date of extinguishment is greater than the originally measured intrinsic value.

35. The Task Force reached a tentative conclusion that Issue 98-5 does not provide for a different measurement of the amount of the reacquisition price that is allocated to the reacquisition of the conversion option if the intrinsic value of the conversion option is greater at the extinguishment date than the amount measured at the commitment date. In other words, the amount of the reacquisition price allocated to the conversion option is always calculated based on the option’s intrinsic value at the extinguishment date, which could result in a reduction in additional paid-in capital that exceeds the amount recorded in additional paid-in capital for the beneficial conversion option when the instrument was issued.

Although Issue 12(b) of EITF Issue 00-27 was ultimately not codified (the Task Force agreed not to finalize the tentative conclusions in EITF Issue 00-27 at its March 12, 2008 meeting regarding EITF Issue No. 08-4, Transition Guidance for Conforming Changes to Issue No. 98-5), the Company noted that in the tentative conclusion therein, the Task Force reaffirmed that the intention of ASC 470-20-40-3 was to calculate the intrinsic value of the reacquired beneficial conversion feature on the date of extinguishment, if prior to conversion, regardless of whether the intrinsic value increased or decreased. As the Notes would convert pursuant to the fixed price conversion terms at maturity had the Notes not been extinguished pursuant to the Next Financing feature, the Company believes the guidance cited above in ASC 470-20-40-3 is required to be applied. Accordingly, the Company’s calculation of the extinguishment pursuant to ASC 470-50-40-2 reflected the application of ASC 470-20-40-3. Economically, the gain represents the benefit the Company received as a result of issuing Series C shares with a fair value equal to the principal amount of the Notes rather than issuing the Series B shares under the fixed price conversion with significantly greater value.

The Company has revised the disclosure relating to the gain on extinguishment on page F-15 and pages 68 and 71 within Management’s Discussion and Analysis.

At the Staff’s request the Company has provided the following additional information:

•	Calculation of the net carrying value of the Notes – For the Notes issued under the Agreement, the Company recognized at the issuance date of the Notes, debt discounts of $2.4 million and $0.6 million related to the beneficial conversion feature and bifurcated embedded warrants, respectively. The Company amortized to interest expense during 2013 and 2014 such debt discounts over the contractual maturity of the Notes using the effective interest method. Accordingly, at the date of extinguishment, the debt discounts were fully amortized and the carrying value of the Notes was $13.0 million (par value). Further, the net carrying value in the extinguishment calculation reflects accrued interest of $0.4 million and the bifurcated embedded derivative liability of $0.8 million associated with the warrants. A table presenting the calculation of the net carrying value is as follows:

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

March 2, 2015

Page Five

In millions
Face value of the Notes at issuance	$13.0
Beneficial conversion feature (debt discount)	(2.4)
Bifurcated warrant fair value (debt discount)	(0.6)

10.0
Accretion of debt discount	3.0

Carrying value of Notes at extinguishment	13.0
Accrued interest	0.4
Value of bifurcated warrant liability	0.8

Net carrying value of Notes on extinguishment	$14.2

•	Calculation supporting the repurchase of the beneficial conversion feature – The reacquisition of the beneficial conversion feature is based on the intrinsic value of the conversion option on the date of extinguishment as required in ASC 470-20-40-3. The Company calculated the intrinsic value as the difference between the fair value of the Series B preferred stock at the extinguishment date of $1.52 and the fixed conversion price of $1.1937322. Such difference was then multiplied by the number of Series B shares that the Notes would have converted into under the original maturity conversion provision of the Notes, with the total amount of Series B shares being 10,890,214. Accordingly, on the date of extinguishment, the Company recorded a decrease to additional paid-in capital of $3.6 million on reacquisition of the beneficial conversion feature resulting in a gain of $3.6 million.

5.	Please revise your disclosure on page F-31 and elsewhere in the filing to state that the gain on extinguishment represents the excess of the carrying value of the Notes over the fair value of the securities into which this debt converted. Alternatively, explain how this assertion is consistent with the calculation on page 8 of your response.

Response: The Company appreciates the Staff’s observation, and consistent with the Staff’s request, the Company has revised the disclosure relating to the gain on extinguishment to be consistent with the accounting as described to the Staff in this letter and in the Company’s January 27, 2015 communication. Please see Note 5 to the audited financial statements and pages 68 and 71 within Management’s Discussion and Analysis for our disclosures related to the accounting.

Note 11. Subsequent Events, page F-51

6.	Please update the filing for the terms of the December 2014 license agreement with MSK. We refer you to page 115.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has provided additional disclosure in Note 8, Research and Development License Agreements, on page F-22 regarding the terms of the agreement with MSK, in response to the Staff’s comment.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Jeffrey P. Riedler

March 2, 2015

Page Six

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Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Draft No. 3 or this response letter to me at (650) 843-5636.

Sincerely,

/s/ Michael E. Tenta

Michael E. Tenta

cc:	Stephen T. Isaacs, Aduro Biotech, Inc.

Barbara A. Kosacz, Cooley LLP

Mark V. Roeder, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM